UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34903 / April 28, 2023

In the Matter of:

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Advisers, Inc.

1555 Peachtree Street, N.E.
Atlanta, GA 30309

Invesco Senior Secured Management, Inc.
Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Private Credit Opportunities, Holdco, LLC

225 Liberty Street
New York, NY 10281

812-15394

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Invesco Dynamic Credit Opportunity Fund, et al. filed an application on October 7, 2022, and
amendments to the application on November 10, 2022, and February 16, 2023, requesting an
order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of
1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. In particular, the Prior Order permitted certain business development
companies and closed-end management investment companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On March 31, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34874). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15394) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary